EXHIBIT 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

MORGAN STANLEY

(Exact Name of Registrant as Specified in its Charter)

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum aggregate offering price	Fee Rate	Amount of registration fee

Other	Deferred Compensation Obligations under the Morgan Stanley Compensation Incentive Plan (1)	457(h)	$50,000,000	100%	$50,000,000(2)	0.0000927	$4,635

Total Offering Amounts					$50,000,000		$4,635

Total Fee Offsets							$0.00

Net Fee Due							$4,635

(1)	The Obligations under the Plan are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the Plan for eligible employees.
(2)	Estimated solely for purposes of calculating the amount of the registration fee.